UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
REVLON, INC.
(Name of Subject Company (Issuer))
REVLON, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Titles of Classes of Securities)
761525609
(CUSIP Numbers of Classes of Securities)

ROBERT K. KRETZMAN, ESQ.
EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES,
CHIEF LEGAL OFFICER AND GENERAL COUNSEL
REVLON, INC.
237 PARK AVENUE
NEW YORK, NEW YORK 10017
(212) 527-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
COPIES TO:
FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $16,084
Filing party: Revlon, Inc.
Form or registration No.: Schedule TO
Date filed: August 10, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☑ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EX-99.A.1.H
EX-99.A.1.I

This Amendment No. 4 (“Amendment No. 4”) amends the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on August 10, 2009, as amended by Amendment No. 1 to the Tender Offer Statement and Schedule 13E-3 on Schedule TO filed on August 11, 2009, Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 on Schedule TO filed on August 19, 2009 and Amendment No. 3 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on August 27, 2009 (as amended from time to time, the “Schedule TO”), which relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon” or the “Issuer”), to exchange (the “Exchange Offer”) each share of Revlon’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), from the holders thereof (the “Holders”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 10, 2009, as amended and restated on August 27, 2009 and September 3, 2009 (as amended and restated, the “Second Amended and Restated Offer to Exchange”), and in the related Letter of Transmittal (“Letter of Transmittal”). A copy of the Second Amended and Restated Offer to Exchange is filed as Exhibit (a)(1)(H) to the Schedule TO. A copy of the Letter of Transmittal for is filed as Exhibit (a)(1)(B) to the Schedule TO.
Amendment to Offer to Exchange
The Offer to Exchange dated August 10, 2009 and attached as Exhibit (a)(1)(A) to the Schedule TO, as amended by the Amended and Restated Offer to Exchange dated August 27, 2009 and attached as Exhibit (a)(1)(G) to the Schedule TO is hereby amended in the form of the Second Amended and Restated Offer to Exchange dated September 3, 2009 and is attached as Exhibit (a)(1)(H) to the Schedule TO.
The information set forth in the Second Amended and Restated Offer to Exchange, and the related Letter of Transmittal, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Material United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Description of Series A Preferred Stock,” “Material Differences Between Class A Common Stock and Series A Preferred Stock,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Agreement” is incorporated herein by reference.
(b) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and “Interests of Certain Persons in the Transactions” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer,” “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.
(b) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.
(c) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Financing” and “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.
(b) Not applicable.

(d) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a),(b) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Second Amended and Restated Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to the Issuer’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th floor, New York, New York 10017, attention:   Michael T. Sheehan (or via email to michael.sheehan@revlon.com).
ITEM 11. ADDITIONAL INFORMATION.
(a)(1) None.
(a)(2) None.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Stockholder and Derivative Litigation” is incorporated herein by reference.
(b) None.
ITEM 12. EXHIBITS.
The Exhibit Index attached hereto is incorporated by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Schedule 13e-3 Item 1. Summary Term Sheet.
The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet” is incorporated herein by reference.
Schedule 13e-3 Item 2. Subject Company Information.
(a) The issuer of the securities subject to the Exchange Offer is Revlon, Inc., a Delaware corporation. The Issuer’s executive offices are located at 237 Park Avenue, New York, New York 10017. The Issuer’s telephone number is (212) 527-4000.
(b) The subject security is the Issuer’s Class A Common Stock. As of July 31, 2009, 48,443,072 shares of Class A Common Stock were issued and outstanding.
(c) The information concerning the principal market in which the shares of Class A Common Stock are traded and certain high and low sales prices for the shares of Class A Common Stock in the principal market in which the shares of Class A Common Stock are traded is set forth in the section of the Second Amended and Restated Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.
(d) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Markets and Market Price” is incorporated herein by reference.
(e) None.
(f) None.
Schedule 13e-3 Item 3. Identity and Background of Filing Person.

(a) Revlon, Inc. is the filing person and the subject company. The business address and telephone number of the Issuer are set forth under part (a) under the caption “Schedule 13e-3 Item 2. Subject Company Information” in this Item 13 of this Schedule TO. The information regarding the directors and executive officers of the Issuer is set forth in Annex D of the Second Amended and Restated Offer to Exchange is incorporated herein by reference.
(b) Not applicable.
(c) The information regarding the directors and executive officers of the Issuer is set forth in Annex D of the Second Amended and Restated Offer to Exchange, which is incorporated herein by reference.
Schedule 13e-3 Item 4. Terms of the Transaction.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Material United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Anticipated Accounting Treatment,” “Description of Series A Preferred Stock,” “Material Differences Between Class A Common Stock and Series A Preferred Stock,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Agreement” is incorporated herein by reference.
(c) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer” and “Special Factors” is incorporated herein by reference.
(d) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet” and “Appraisal Rights” is incorporated herein by reference.
(e) None.
(f) Not applicable.
Schedule 13e-3 Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a),(b),(c) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions,” “Interests of Certain Persons in the Transactions” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
(e) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Past Contacts, Transactions, Negotiations and Agreements,” “Interests of Certain Persons in the Transactions,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Amendment” is incorporated herein by reference.
Schedule 13e-3 Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.
(c)(1-8) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” and “Terms of the Exchange Offer—Future Purchases” is incorporated herein by reference.
Schedule 13e-3 Item 7. Purposes, Alternatives, Reasons and Effects.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer” and “Special Factors—Purpose of and Reasons for the Exchange Offer” is incorporated herein by reference.
(b) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.
(d) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Effect on Ownership Structure of Revlon,” “Summary Term Sheet—Interest of the MacAndrews & Forbes Participants with Respect to the Exchange Offer,” “Interests of Certain Persons in the Transactions—Interests of the MacAndrews & Forbes Participants in the Exchange Offer,” “Special Factors—Certain Effects of the Exchange Offer” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.
Schedule 13e-3 Item 8. Fairness of the Transaction.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—No Board Recommendation,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(b) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Special Factors” is incorporated herein by reference.
(c) The transaction is structured so that the acceptance of the Exchange Offer by at least a majority of the unaffiliated security holders is a condition to closing. The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Conditions to the Exchange Offer” and “Terms of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.
(d) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions,” “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(e) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.
(f) None.
Schedule 13e-3 Item 9. Reports, Opinions, Appraisals and Negotiations.
(a),(b) The presentations attached to the Schedule TO as Exhibits (c)(1) and (c)(2) and the information set forth in the section of the Second Amended and Restated Second Amended and Restated Offer to Exchange titled “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” and “Special Factors—Report of MacAndrews & Forbes’ Financial Advisor” are incorporated herein by reference.
(c) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Where Stockholders Can Find More Information” is incorporated herein by reference.
Schedule 13e-3 Item 10. Source and Amounts of Funds or Other Consideration.
(a) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Financing” and “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.
(b) Not applicable.
(c) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—Fees and Expenses” and “Terms of the Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.
Schedule 13e-3 Item 11. Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Transactions in Revlon Common Stock” is incorporated herein by reference.
Schedule 13e-3 Item 12. The Solicitation or Recommendation.
(d) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Summary Term Sheet—No Board Recommendation” and “Summary Term Sheet—Interest of the MacAndrews & Forbes Participants with Respect to the Exchange Offer,” the last paragraph of the section of the Second Amended and Restated Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and the penultimate paragraph of “Interests of Certain Persons in the Transactions—Interests of the MacAndrews & Forbes Participants in the Exchange Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Second Amended and Restated Offer to Exchange titled “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.
Schedule 13e-3 Item 13. Financial Statements.
(a),(b) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Second Amended and Restated Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to the Issuer’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, New York 10017, attention:   Michael T. Sheehan (or via email to michael.sheehan@revlon.com).
Schedule 13e-3 Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) None.
(b) The information set forth in the sections of the Second Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions” and “Interests of Certain Persons in the Transactions” is incorporated herein by reference.
Schedule 13e-3 Item 15. Additional Information.
(b) None.
Schedule 13e-3 Item 16. Exhibits.
The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE
Revlon, Inc. is filing this Amendment No. 4 to its combined Schedule TO and Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVLON, INC.

By:	/s/ Robert K. Kretzman, Esq.
Name:	Robert K. Kretzman, Esq.
Title:	Executive Vice President, Human
Resources, Chief Legal Officer and
General Counsel
Date: September 3, 2009

The Exhibit Index of the Schedule TO is hereby amended and restated in its entirety as follows:
EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 10, 2009.

(a)(1)(B)	Letter of Transmittal, dated August 10, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009.

(a)(1)(D)	Letter to Clients, dated August 10, 2009.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009.

(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009.

(a)(1)(G)	Amended and Restated Offer to Exchange, dated August 27, 2009

(a)(1)(H)*	Second Amended and Restated Offer to Exchange, dated September 3, 2009

(a)(1)(I)*	Letter to Stockholders of Revlon from Alan T. Ennis, dated September 3, 2009

(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009.

(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009).

(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009).

(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009).

(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009).

(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009).

(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009.

(a)(5)(H)	Q&A for Employees, dated August 10, 2009.

(a)(5)(I)	Summary of Key Terms for Use by Investment Professionals

(b)	Not applicable.

(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009.

(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009.

(d)(1)*	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(H) hereto).

(d)(2)*	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(H) hereto).

(d)(3)*	Amendment No. 2 to the Senior Subordinated Term Loan, dated August 9, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc., as amended by Amendment No. 3 to the Senior Subordinated Term Loan, dated August 27, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C-1 and Annex C-2 to Exhibit (a)(1)(H) hereto).

(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.

(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.

(f)*	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(H) hereto).

(g)	Not applicable.

(h)	Not applicable.

*	- Filed herewith.